Exhibit 5

Grown Rogue Exercises Option and Acquires Controlling Interest in Golden Harvests

Medford, Oregon, January 31, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, has announced that, further to its press release on May 3, 2021, Grown Rogue Unlimited, LLC (“GRU”), a wholly owned subsidiary of Grown Rogue, has received all required regulatory approvals from the Michigan Cannabis Regulatory Agency to exercise its option to acquire 87% of the membership units of Canopy Management, LLC (“Canopy”). GRU has exercised the option and now owns an 87% interest in Canopy, which owns a 60% controlling interest in Golden Harvests, LLC (“Golden Harvests”). Canopy acquired the option for Golden Harvests on materially similar terms as held by the initial optionholder GR Michigan, LLC, a subsidiary of the Company (“GR Michigan”). Canopy was established on the same basis as GR Michigan in order to expedite regulatory approvals in Michigan.

“Exercising this option is an important milestone as we continue to drive success in Michigan, despite the volatility as this market matures,” said Obie Strickler, CEO of Grown Rogue. “Michigan is an important strategic asset for us and has validated our ability to transfer our systems and process to new states. We continue to delight customers in Michigan by providing the same level of quality products that established Grown Rogue as the #1 flower producer in Oregon. Having recently completed our planned expansion in Michigan, we can focus even more heavily on quality genetics with new proprietary strains coming to market in 2023 that will highlight our focus on providing the best products at the best price to our rapidly expanding consumer base”, continued Mr. Strickler.

Golden Harvests operates a total of approximately 55,000 square feet of an 80,000 square foot facility in Bay City, Michigan. The facility is currently producing greater than 10,000 pounds of whole flower per year which is sold through Grown Rogue branded flower and pre-roll product categories, including patented nitrogen sealing technology. Grown Rogue currently has no immediate plans to finish the remaining 25,000 sq ft as the Company believes higher returns on invested capital exist elsewhere.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Jakob Iotte,

Director of Business
Development and IR

Jakeiotte@grownrogue.com

IR Inquiries

invest@grownrogue.com

(458) 226-2100

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